Exhibit 21 Subsidiaries of Registrant

As of March 1, 2017 (100% direct or indirect ownership by Atlantic Coast Financial Corporation)

Name	Parent Company	State of Incorporation

Atlantic Coast Bank	Atlantic Coast Financial Corporation	Florida

Atlantic Coast Financial Investments, Inc.	Atlantic Coast Bank	Florida